UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Tristan Yopp
Chief Financial Officer
AleAnna, Inc.
300 Crescent Court, Suite 1860
Dallas, TX 75201

Re: AleAnna, Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 31, 2025
File No. 001-41164

Dear Tristan Yopp:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024

Controls and Procedures, page 69

1. We note that you have identified material weaknesses in your disclosure controls and procedures and internal control over financial reporting. You state that you are in "the early stages of designing and implementing a plan to remediate the material weaknesses" and provide four summary points of your plan.

   However, you also indicate that you are unsure about whether your plan will resolve the issues as you will have to validate and test the controls "over a sustained period of financial reporting cycles" and are therefore also unsure about when or if the material material weaknesses can be resolved in 2025.

   On pages 46 and 69 you also report that "AleAnna does not have the necessary business processes and related internal controls formally designed and implemented," and on page 48 you indicate that you may have not yet designed or implemented internal control over financial reporting, and are uncertain as to when an evaluation can be performed, to include testing and any remediation actions.

Please reconcile these disclosure with representations of your officers in the certifications filed as Exhibits 31.1 and 31.2, of having completed the design of disclosure controls and procedures, and of internal control over financial reporting to cover the specific objectives therein identified; it should be clear how you were able to conclude that providing these certifications was appropriate, considering the disclosures indicating design is incomplete.

Also tell us why you do not have a clear understanding of whether your plans are adequate and the reasons for the delay and uncertainty with respect to implementation.

2. Please revise your disclosures regarding the evaluation of disclosure controls and procedures on page 69, and the assessment of internal control over financial reporting on page 70, to include a clear statement with respect to each effort about whether or not your officers determined that such controls/procedures were effective.

Also modify your disclosures regarding changes in internal control over financial reporting on page 70, to clarify whether language stating "Other than changes that are being implemented,...there has been no change," means that some changes have been implemented, in which case the specific changes should be identified and described, or only that future changes are anticipated but have not yet been made.

Please refer to Items 307 and 308(a)(3) and (c) of Regulation S-K if you require further clarification or guidance on the required disclosures.

Financial Statements
Note 2 - Reverse Recapitalization Transaction, page F-8

3. Please expand your disclosures regarding the number of HoldCo units that were received by Nautilus in the reverse recapitalization/Up-C structure formation event, to also specify the number of HoldCo units that were received by the parent/registrant, and any other parties. It should be clear how or if this information reconciles to the disclosures that you have provided in Note 10, regarding ownership interests of the Class A Common Stockholders and the noncontrolling interests.

Please clarify the extent to which your plans evolved since filing the Form S-4/A on November 14, 2024, in which you stated "...Surviving PubCo will own between approximately 19.5% and 20.2% of the outstanding equity of HoldCo through Class A HoldCo Units, and Nautilus will own between approximately 79.8% and 81.3% of the outstanding equity of HoldCo through Class C HoldCo Units."

For example, as part of your response it appears that you would need to reconcile disclosure in the third point in Note 2, indicating that Nautilus received 37,134,194 shares of Class A Common Stock, with disclosure in the registration statement indicating that Nautilus was to receive 9,100,000 Class A shares.

Note 10 - Equity, page F-18

4. Please modify your disclosures as necessary to differentiate between the economic interests of the company and economic interests in the business operations that are held directly by other parties, as may include segregating disclosure of holdings pertaining to your capital structure, and those of your subsidiaries.

For example, the language "Holders of Class C HoldCo Units and Class C Common Stock own an economic interest in the Company, shown as noncontrolling interests (“NCI”) in stockholders’ equity," should be revised to clarify that such Holders hold a direct economic interest in the business operations, rather than an economic interest in the Company, with respect to the Class C Common Stock.

The disclosure stating "The ownership interests of the Class A Common Stockholders and the NCI were 60.94 % and 39.06 %, respectively" should also be revised to clarify the nature of the ownership interests that you intend to describe, as may include contrasting or clarifying details that cover voting interests of the parent, and distinguish between economic interests in the consolidated business operations.

Note 14 - Loss Per Share, page F-21

5. Given the Up-C structure that was utilized in completing the reverse recapitalization with Swiftmerge Acquisition Corp., further disclosures should be provided under this heading to specify the level of the economic interest in the business operations that were contributed in connection with that transaction, and which would effectively constitute the predecessor operations of the registrant, encumbered by the noncontrolling interest, to include details of any conversions impacting that interest over the periods for which financial statements are being prepared.

In considering the retrospective approach required for recasting share activity utilized in calculating earnings per share, also explain your approach with respect to the noncontrolling interest allocations, and the deemed dividend allocations. For example, if an economic interest of 60.94% was contributed, as suggested by disclosure in Note 10, explain why there would not be an allocation to noncontrolling interests of 39.06% for the historical periods, prior to the recapitalization event.

Please provide us with your analyses and computations of the allocations and weighted average shares utilized for each period, to include all details necessary to understand how your allocations reconcile to the direct economic interests in the business operations retained by Nautilus via HoldCo., which would not be represented in the computation of historical earnings per share using an exchange ratio based on the number of Class A common shares issued in exchange for the business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation